[Graphic Omitted] Ahold

                                                      Press Release

                                                      Royal Ahold
                                                      Corporate Communications




                                               Date:  March 4, 2004
                               For more information:  +31 75 659 57 20



Ahold shareholders adopt all agenda items at extraordinary meeting in The Hague



Zaandam, The Netherlands, March 4, 2004 - Ahold today announced that all agenda items were adopted during its Extraordinary General Meeting of Shareholders in The Hague held on March 3, 2004. This means the shareholders adopted each of the following items:

o    proposal to amend the articles of association;
o approval of terms and conditions of conversion rights of cumulative preferred financing shares;
o    adoption of the Corporate Executive Board's general remuneration policy.


Ahold Corporate Communications: +31.75.659.5720











                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone: +31 (0)75 659 5720
                                                 Fax:   +31 (0)75 659 8302
http://www.ahold.com